David M. Vander Haar +1 612 766 8705 david.vanderhaar@FaegreBD.com	Faegre Baker Daniels LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

March 12, 2012

Amanda Ravitz	Delivered by EDGAR
Assistant Director	and Email
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Hutchinson Technology Incorporated
Amendment No. 1 Registration Statement on Form S-1
Filed February 27, 2012
File No. 333-179384

Amendment No. 1 to Schedule TO-I
Filed February 27, 2012
File No. 005-37228

Dear Ms. Ravitz:

On behalf of Hutchinson Technology Incorporated (the “Company”), for which we are serving as counsel, we are submitting the following responses to the comments of the Staff as set forth in your letter to the Company dated March 2, 2012, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 and Amendment No. 1 to Schedule TO-I, each filed on February 27, 2012. This letter should be read in conjunction with the accompanying Amendment No. 2 to the Registration Statement (the “Registration Statement Amendment”) and Amendment No. 2 to Schedule TO-I (the “Schedule TO Amendment”), each of which was filed by the Company on the date hereof with the Commission.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold. In this letter, all page references, including those set forth in the Staff’s comments, have been updated to refer to the page numbers in the Registration Statement Amendment.

March 12, 2012

Registration Statement on Form S-1

Cover Page

1.	Comment: Item 1004(a)(1)(ii) of Regulation M-A states that you must disclose the amount of consideration offered. It appears that it will not be possible to quantify the amount of proceeds accruing from the rights offering until after the rights offering has closed. Since you do not presently have any means to determine how much cash will be available to pay for the 3.25% Notes tendered for cash, or for any 8.50% Notes tendered, you do not meet this requirement. Please amend your offer to include this material term in your disclosure.

Response: The Company has sufficient committed financing through exchange support agreements and available cash to purchase up to $49,250,000 of Outstanding 3.25% Notes in the Outstanding 3.25% Notes Tender Offer. The commitments (expressed in principal amount of New Notes to be purchased) are as follows:

$2,284,000 Goldman Sachs Convertible Opportunities Master Fund, L.P.

$2,284,000 Liberty Harbor Distressed Credit Opportunities Fund, L.P.

$17,930,000 Liberty Harbor Master Fund I, L.P.

$2,284,000 Goldman Sachs Palmetto State Credit Fund, L.P.

$3,389,000 Silver Lake Credit Fund, L.P.

The exchange support agreements are subject to limited conditions and copies of the exchange support agreements have been filed as exhibits to the Registration Statement Amendment. In addition, the conditions to the offers have been clarified, including that (a) there is not a financing condition to the Outstanding 3.25% Notes Tender Offer, (b) the Outstanding 8.50% Notes Tender Offer is subject to a financing condition, (c) if there are residual private placement proceeds after the purchase of notes in the Outstanding 3.25% Notes Tender Offer, the Company will announce the amount of residual proceeds available to purchase Outstanding 8.50% Notes in the Outstanding 8.50% Notes Tender Offer, amend the offer to purchase, disseminate the amended offer to purchase and keep the offer open for five business days thereafter, and (d) if there are no residual proceeds, the Company will terminate the Outstanding 8.50% Notes Tender Offer.

March 12, 2012

Registration Fee Table

2.	Comment: We note your response to prior comment 6; however, we continue to believe that because you commenced the rights offering (and sale of underlying units) privately, you must also complete it privately. In this regard, please note that the status of an investor as “irrevocably bound,” while relevant to the question of whether a sale of securities is complete, does not bear on the question of whether the offer of those securities has occurred. In this case, it appears that you commenced the rights/units transaction privately, by making a private “offer” of those securities. As such, you must complete the sale privately. Likewise, as noted in C&DI 139.29, we do not consider a lock up agreement to be a private “offer” of securities under the limited circumstances noted in the C&DI. In the present case, the purchase of units underlying the rights in this offering represents an investment decision separate from the decision to exchange outstanding 3.25% notes. While the C&DI might permit the noteholders to lock up their decision to exchange the 3.25% notes, the separate decision to purchase units does not appear to fall under the guidance set forth in C&DI 139.29. Please revise accordingly.

Response: The Company has terminated the rights offering, deleted provisions in the Registration Statement relating to the rights offering and disclosed that the Outstanding 3.25% Notes Tender Offer will be financed through a private placement of up to $40,000,000 of New Notes and Warrants and, if required, available cash of the Company. The Outstanding 8.50% Notes Tender Offer will be financed through residual proceeds, if any, from the private placement. Two investors (one through four affiliated entities) who originally executed exchange support agreements have agreed to purchase not less than $28,171,000 of New Notes in the private placement. The holders are all qualified institutional buyers previously party to support agreements for the rights offering and the Company has not solicited or contacted any other person to participate in the private placement.

Question and Answers about the Offers, page iv

3.	Comment: Disclose the number, percentage and holders of the Notes subject to agreements to subscribe in the rights offering, as well as whether or not those persons intend to tender into the cash offer, the exchange offer or both.

Response: The rights offering has been terminated. The Registration Statement Amendment discloses the investors who have agreed to purchase New Notes and Warrants in the private placement and the aggregate principal amount of New Notes they have agreed to purchase. The identity of holders who have agreed to exchange or tender Outstanding 3.25% Notes in the Exchange/Tender Offers and whether they intend to tender into the cash offer, exchange offer or both has also been disclosed.

4.	Comment: It is not clear what you mean by the disclosure added to the question “What are the conditions to the Tender/Exchange Offers?” Please revise the first amended condition to clarify what effect the termination of the contractual agreements would have on the conditions to the offer. Further, please revise to include a single expiration date for both offers, as addressed in our comments below.

March 12, 2012

Response: The Registration Statement Amendment clarifies the conditions to the Tender/Exchange Offers, including what effect the termination of the contractual agreements would have on the conditions to the offers.

Summary of the Tender/Exchange Offers, page 1

The Exchange Offer

5.	Comment: We note your response to comment 13. Advise us supplementally of the exact number of holders you refer to as “de minimis” in your letter.

Response: The Registration Statement Amendment has been revised to permit all holders to tender into the Exchange Offer so long as they tender for exchange all of their notes if they hold less than $3,000 in aggregate principal amount of Outstanding 3.25% Notes.

Selected Financial Information, page 31

6.	Comment: Please refer to prior comment 22. We note your response to our comment and continue to believe that the nature of your transactions are such that a full pro forma presentation as contemplated by Rule 11-02(b) of Regulation S-X is necessary to facilitate investor understanding of these transactions. Please revise the filing to fully comply with the form and content requirements of Rule 11-02(b)(1) of Regulation S-X and provide pro forma condensed balance sheet and statements of income which begin with your historical financial statements and include in a columnar format, separate pro forma columns and adjustments for each of the transactions. Please also revise your disclosure to include next to each pro forma adjustment a referenced footnote that explains how each pro forma adjustment was calculated and determined, including all relevant assumptions used in such calculations.

Response: The Company has revised the Registration Statement to include pro forma condensed balance sheets, statements of income and disclosures as requested.

7.	Comment: Please refer to prior comment 21. We have considered your response to our comment and do not agree with your conclusion that the presentation of additional pro forma scenarios or possible scenarios would not result in more useful information for the investors. We note that additional amounts tendered or exchanged will have varying impacts on both your liquidity and capitalization. Please provide, as a footnote to the pro forma financial statements, a sensitivity analysis for each transaction that presents the impact additional amounts tendered or exchanged would have on your financial statements. Please specifically describe and quantify how additional rights offering unit sales would impact the amount tendered and the related impact on financial statement line items for each of the transactions.

March 12, 2012

Response: The Company has revised the Registration Statement to include a sensitivity analysis that describes the impact of each incremental $1,000,000 tender, exchange and private placement, as requested.

8.	Comment: Please refer to prior comment 23. We note your response to our comment that the New Notes are substantially different from the Outstanding 3.25% Notes. Please provide us with a summary of the present value of the new instrument cash flows compared to the present value of the remaining cash flows under the terms of the original instrument in order to demonstrate that such cash flows were are least ten percent different. We base our request for such information on the guidance at FASB ASC 470-50-40-10. Please make sure your response includes sufficient reasonable detail under any scenarios described in FASB ASC 470-50-40-12 in order that we may understand your cash flow analysis.

Response: In assessing if the New Notes are substantially different from the Outstanding 3.25% Notes, the Company referred to ASC 470-50-40-10 which says the following, “From the debtor’s perspective, an exchange of debt instruments between a debtor and a creditor in a non-troubled situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different, except in the following two circumstances:

a.	A modification or an exchange affects the terms or an embedded conversion option, from which the change in fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately before the modification or exchange.

b.	A modification or an exchange of debt instruments adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange. (For purposes of evaluating whether an embedded conversion option was substantive on the date it was added to or eliminated from a debt instrument see ASC 470-20-40-7 through -9).”

Giving consideration to the revised approach for the private placement, the Company’s analysis of the present value of the cash flows of the New Notes compared to the present value of the cash flows of the Outstanding 3.25% Notes resulted in a difference of 11 percent when using the first call date (January 21, 2011), 6 percent when using the first put date (January 15, 2013) and 59 percent when using the maturity date (January 15, 2026). Based on ASC 470-50-40-12, the Company’s analysis included various relevant call and put dates by calculating separate cash flow scenarios and using the scenario which generated the smallest change. There are various other put dates between the first put date and the maturity date, however, the 6 percent difference represents the smallest percentage change of the various relevant scenarios.

March 12, 2012

Based on ASC 470-50-40-12, in the Company’s calculation of the present values of cash flows, the Company used an effective interest rate, for accounting purposes, based on the estimated fair value of a similar debt instrument without a conversion feature as of the date of issuance of the Outstanding 3.25% Notes.

Since the smallest cash flow difference of the scenarios was less than the 10 percent threshold, the Company also considered the guidance in ASC 470-50-40-10(b). In order to distinguish whether the Outstanding 3.25% Notes conversion feature was substantive, the Company looked to ASC 470-20-40-7 which indicates that by definition, a substantive conversion feature is a feature of the debt that is at least reasonably possible of being exercised in the future. In addition, ASC 470-20-40-9 gives several methods that aid in assessing whether a conversion feature is substantive.

The Company considered the following conversion features of our Outstanding 3.25% Notes and New Notes:

•

The Outstanding 3.25% Notes contain a conversion rate of 27.4499 shares of our common stock per $1,000 principal amount of the 3.25% Notes (which is equal to an initial conversion price of approximately $36.43 per share), subject to adjustment. Additionally, upon conversion, in lieu of shares of our common stock, for each $1,000 principal amount of the Outstanding 3.25% Notes a holder will receive an amount in cash equal to the lesser of (i) $1,000, or (ii) the conversion value, determined in the manner set forth in the applicable indenture, of the number of shares of our common stock equal to the conversion rate. If the conversion value exceeds $1,000, the Company also will deliver, at its election, cash or common stock or a combination of cash and common stock with respect to the remaining common stock deliverable upon conversion.

•	The New Notes do not contain a conversion feature.

To determine if the conversion feature of the Outstanding 3.25% Notes is at least reasonably possible of being exercised in the future, the Company considered its stock price at the anticipated time of the exchange and the remaining time to the first put date of the Outstanding 3.25% Notes (January 15, 2013) and of 14 years to the maturity date of the Outstanding 3.25% Notes (January 15, 2026). The Company’s current stock price is significantly below the conversion price of $36.43 and has not been above $36.43 since the issuance date of the Outstanding 3.25% Notes. Given the current price of its common stock, the Company does not believe it is at least reasonably possible of reaching $36.43 before final maturity and of the conversion option being exercised in the future. Therefore, the Company concluded that the conversion feature of the Outstanding 3.25% Notes was not substantive.

March 12, 2012

Based on the anticipated exchange of the Outstanding 3.25% Notes, which the Company determined did not have a substantive conversion feature, compared to the New Notes which do not have any conversion feature, the Company concluded that the debt instruments were not substantially different and that the exchange of Outstanding 3.25% Notes for New Notes should be accounted for as a debt modification. The Company has revised the Registration Statement to reflect the treatment of the exchange as a debt modification.

Capitalization, page 121

9.	Comment: Please refer to prior comment 24. Please remove your line item for cash and cash equivalents since this is not part of your capitalization and is not appropriate to be included in this table.

Response: The Company has removed the line item cash and cash equivalents from the capitalization table in the Registration Statement Amendment as requested.

Commitments to Participate in the Tender/Exchange Offers, page 132

10.	Comment: We note your response to comment 26. Please file the executed commitment agreements with respect to the rights offering pursuant to Item 1005(e) and 1016(d) of Regulation MA. Please confirm that you have filed all documents as required by these Items

Response: The Company has filed all of the documents as required by Item 1005(3) and 1016(d) of Regulation MA.

If we can facilitate the Staff’s review of the Registration Statement Amendment or the Schedule TO Amendment, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 766-8705, Peggy Steif Abram at (612) 766-8509 or Alyn Bedford at (612) 766-7342. Thank you for your time and consideration.

Very truly yours,

FAEGRE BAKER DANIELS LLP

David M. Vander Haar

cc:	Mary Beth Breslin, Senior Counsel
Julia Griffith, Special Counsel, Office of Mergers & Acquisitions
David P. Radloff
Peggy Steif Abram
Alyn Bedford